FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                   4 May 2005


                               File no. 0-17630


                               CRH AGM Statement



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: AGM Statement


CHAIRMAN'S UPDATING STATEMENT ANNUAL GENERAL MEETING - 4th MAY 2005

Overall trading in the first four months has been positive with a strong start to the year in our American operations partly offset by the effects of severe March weather in Northern Europe which hampered activity in a number of our operations.

In our Europe Materials operations, despite some variations in demand, overall volumes are broadly in line with 2004 and price increases necessary to recover higher energy and other input costs are being implemented in most markets. Irish construction activity continues at a strong level with volumes ahead in most product categories. Our operations in Finland and Switzerland have recovered in April from weather related setbacks in March. Although demand in Poland has been particularly affected by late winter weather the outlook is positive as we move into the busier months in that country. The trends to date in our Iberian operations are encouraging and 2005 will of course benefit from a full year's contribution from our investment in Secil which was finalised in June 2004.

The overall economic backdrop for our Europe Products & Distribution activities in the Benelux, Germany and France remains subdued and trading over the early less busy months was not helped by severe March weather. These conditions impacted demand in our Concrete operations, but our Clay and Building Products businesses have had a more positive start to the year. Insulation operations continue to suffer from volatility in energy-related input costs. In Distribution, while Builders Merchants sales were hampered by poor March weather, our DIY activities have been less affected.

Although the construction season for our Americas Materials Division has yet to get fully underway in many of our market areas, activity levels to date have exceeded expectations. The indications from early awards of highway sector paving contracts suggest good progress in our efforts to improve product prices and recover higher input costs, while backlogs are solid. Negotiations on the renewal of TEA-21, the US Federal highway programme which will underpin demand in future years, are progressing with finalisation anticipated in the coming months.

In the Americas Products & Distribution Division, our Precast, Architectural Products and Glass Groups in North America have all had a positive start to the year against a backdrop of sustained strong residential activity and ongoing improvement in non-residential demand. The Distribution Group has performed particularly strongly through the quieter early months and continues to build on the significant progress of recent years. Despite higher input costs our South American operations are performing ahead of expectations.


To date in 2005, CRH has completed acquisitions totalling approximately euro 100 million, comprising 15 deals. Although a lower pace of spend than in recent years we see significant opportunities for acquisitions across our operations and remain committed to completing transactions at prices that will contribute to long-term value creation for our shareholders.

Energy markets remain volatile and higher input costs are generally a feature across our operations. However, we are encouraged by results to date in achieving cost recovery and look to further gains in this regard in the busier months ahead.

While as always there are uncertainties in economies and markets, overall 2005 has started well and with our sustained focus on cost effectiveness and operational performance we look to continuing progress as we move into the more profitable second half of the year.

This updating statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this trading update and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland

TELEPHONE +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com

Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)



Date:  04 May 2005


                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director